As filed with the Securities and Exchange Commission on December 12, 2018

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SUBURBAN PROPANE PARTNERS, L.P.

(Exact name of registrant as specified in its charter)

Delaware	5984	22-3410353
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

240 Route 10 West

Whippany, NJ 07981

(973) 887-5300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Paul Abel, Esq.

Senior Vice President, General Counsel & Secretary

Suburban Propane Partners, L.P.

One Suburban Plaza

240 Route 10 West

Whippany, NJ 07981-0206

(973) 887-5300

(Name, address, including zip code and telephone number, including area code, of agent for service)

COPIES TO:

Charles E. Dropkin, Esq.

Daniel L. Forman, Esq.

Proskauer Rose LLP

Eleven Times Square

New York, New York 10036

(212) 969-3000

Approximate date of commencement of proposed sale of the securities to the public: From time to time after this registration statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common Units	$150,000,000	100%	$150,000,000	$18,180(1)

(1)	Calculated in accordance with Rule 457(a) under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 12, 2018

PROSPECTUS

$150,000,000

Suburban Propane Partners, L.P.

Common Units

This prospectus relates to up to $150,000,000 of our common units that we may offer and issue from time to time in connection with future acquisitions of other businesses, assets or securities by us or our subsidiaries.

We will determine the amount and type of consideration to be offered and the other specific terms of each acquisition following negotiation by us with the owners or controlling persons of the businesses, assets or securities to be acquired. The consideration for any such acquisition may consist of our common units or a combination of common units, cash, notes or assumption of liabilities. We may structure business acquisitions in a variety of ways, including acquiring stock, other equity interests or assets of the acquired business or merging the acquired business with us (including with our subsidiaries). We expect that the common units issued in connection with these transactions will be valued at a price reasonably related to the market value of our common units either at the time an agreement is reached regarding the terms of the acquisition, at the time we issue the common units, or during some other negotiated period. Persons to whom we issue our common units under this prospectus may also use this prospectus to resell the common units. We have not fixed a period of time during which the common units offered by this prospectus may be offered or sold.

We may also issue common units upon the exercise of options, warrants, convertible securities or other similar securities assumed or issued by us from time to time in connection with these transactions.

We will pay all expenses of this offering. We will not pay underwriting discounts or commissions in connection with issuing these shares, although we may pay finder’s fees in specific acquisitions. Any person receiving a finder’s fee may be deemed an “underwriter” within the meaning of the Securities Act of 1933, as amended.

Our common units are traded on the New York Stock Exchange under the symbol “SPH.” On December 11, 2018, the last reported per unit sale price of our common units was $21.24.

Investing in our securities involves risk. You should carefully consider the “Risk Factors” described on page 3 in determining whether to accept common units as all or part of the purchase price for our acquisition of your business, securities or other assets.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                , 2018.

ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement on Form S-4 that we have filed with the Securities and Exchange Commission (“SEC”). Under the shelf registration process, we may from time to time offer and issue common units in connection with future acquisitions of other businesses, assets or securities. The aggregate offering prices of the common units that may be sold under this prospectus will not exceed $150,000,000.

This prospectus includes (through incorporation by reference) a general description of the common units that we may offer and issue. We may add, update or change the information contained in this prospectus by means of one or more prospectus supplements. Before investing in our common units, please carefully review both this prospectus and any prospectus supplement, together with the additional information described under the heading “Where You Can Find More Information” of this prospectus.

This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. We will provide, without charge, a copy of any or all of the documents incorporated by reference in this prospectus upon written or oral request. Direct any such requests to: Investor Relations, Suburban Propane Partners, L.P., P.O. Box 206, Whippany, New Jersey 07981-0206 (telephone number (973) 503-9252). To obtain timely delivery, you must request the information no later than five business days before the date that you must make your investment decision.

You should rely only on information contained in or incorporated by reference in this prospectus. We have not authorized anyone to give you any information or make any representation that is different from, or in addition to, that contained in this prospectus or in any of the materials that we have incorporated by reference into this document. If anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this prospectus (including the information contained in any document incorporated by reference in this prospectus) speaks only as of the date of each such document, unless the information specifically indicates that another date applies.

SUBURBAN PROPANE PARTNERS, L.P.

Suburban Propane Partners, L.P. (the “Partnership”), a publicly traded Delaware limited partnership, is a nationwide marketer and distributor of a diverse array of products meeting the energy needs of our customers. We specialize in the distribution of propane, fuel oil and refined fuels, as well as the marketing of natural gas and electricity in deregulated markets. In support of our core marketing and distribution operations, we install and service a variety of home comfort equipment, particularly in the areas of heating and ventilation. We believe, based on LP/Gas Magazine dated February 2018, that we are the third largest retail marketer of propane in the United States, measured by retail gallons sold in the calendar year 2017. As of September 29, 2018, we were serving the energy needs of approximately 1.0 million residential, commercial, industrial and agricultural customers through approximately 700 locations in 41 states with operations principally concentrated in the east and west coast regions of the United States, as well as portions of the midwest region of the United States and Alaska. We sold approximately 440.0 million gallons of propane and 31.0 million gallons of fuel oil and refined fuels to retail customers during the fiscal year ended September 29, 2018. Together with our predecessor companies, we have been continuously engaged in the retail propane business since 1928.

We conduct our business principally through Suburban Propane, L.P., a Delaware limited partnership, which operates our propane business and assets (the “Operating Partnership”), and its direct and indirect subsidiaries. Our general partner, and the general partner of our Operating Partnership, is Suburban Energy Services Group LLC (the “General Partner”), a Delaware limited liability company whose sole member is the Chief Executive Officer of the Partnership. Since October 19, 2006, the General Partner has no economic interest in either the Partnership or the Operating Partnership (which means that the General Partner is not entitled to any cash distributions of either partnership, nor to any cash payment upon the liquidation of either partnership, nor any other economic rights in either partnership) other than as a holder of 784 common units of the Partnership. Additionally, under the Third Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”) of the Partnership, there are no incentive distribution rights for the benefit of the General Partner. The Partnership owns (directly and indirectly) all of the limited partner interests in the Operating Partnership.

Direct and indirect subsidiaries of the Operating Partnership include Suburban Heating Oil Partners, LLC, which owns and operates the assets of our fuel oil and refined fuels business; Agway Energy Services, LLC, which owns and operates the assets of our natural gas and electricity business; and Suburban Sales and Service, Inc., which conducts a portion of our service work and appliance and parts business. Our fuel oil and refined fuels, natural gas and electricity and services businesses are structured as either limited liability companies that are treated as corporations or corporate entities and, as such, are subject to corporate level income tax.

Suburban Energy Finance Corp., a direct 100%-owned subsidiary of the Partnership, was formed on November 26, 2003 to serve as co-issuer, jointly and severally with the Partnership, of the Partnership’s senior notes. Suburban Energy Finance Corp. has nominal assets and conducts no business operations.

For more information about our business, please refer to the “Business” section in our most recent Annual Report on Form 10-K filed with the SEC and incorporated by reference in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of our most recent Annual Report on Form 10-K and all subsequent Quarterly Reports on Form 10-Q filed with the SEC and incorporated by reference in this prospectus.

Our common units, representing limited partner interests in the Partnership, are traded on the New York Stock Exchange under the symbol SPH. We were formed as a Delaware limited partnership in 1995. Our executive offices are located at 240 Route 10 West, Whippany, New Jersey 07981, and our telephone number is (973) 887-5300.

Unless the context otherwise requires, the terms “Partnership,” “Suburban,” “we,” “us,” and “our” are used to refer to Suburban Propane Partners, L.P. and its consolidated subsidiaries, including the Operating Partnership. The term “you” refers to a prospective investor.

RISK FACTORS

Investing in our common units involves risks. Before making an investment decision, you should carefully consider the specific risks set forth under the caption “Risk Factors” in any applicable prospectus supplement as well as under the caption “Risk Factors” in our filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934, as amended (the “Exchange Act”), which are incorporated by reference into this prospectus. Our business is influenced by many factors that are difficult to predict and beyond our control and that involve uncertainties that may materially affect our results of operations, financial condition or cash flows, or the value of our common units. If any one or more of the risks set forth in any applicable prospectus supplement or documents incorporated by reference into this prospectus actually occur, our business, financial condition or results of operations would likely suffer. In addition, the trading price of our common units could decline, and you may lose all or part of your investment in our common units.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference in this prospectus contains forward-looking statements (“Forward-Looking Statements”) as defined in the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act, relating to future business expectations and predictions and financial condition and results of operations of the Partnership. Some of these statements can be identified by the use of forward-looking terminology such as “prospects,” “outlook,” “believes,” “estimates,” “intends,” “may,” “will,” “should,” “could,” “anticipates,” “expects” or “plans” or the negative or other variation of these or similar words, or by discussion of trends and conditions, strategies or risks and uncertainties. These Forward-Looking Statements involve certain risks and uncertainties that could cause actual results to differ materially from those discussed or implied in such Forward-Looking Statements (statements contained in this prospectus identifying such risks and uncertainties are referred to as “Cautionary Statements”). The risks and uncertainties and their impact on the Partnership’s results include, but are not limited to, the following risks:

•	The impact of weather conditions on the demand for propane, fuel oil and other refined fuels, natural gas and electricity;

•

Volatility in the unit cost of propane, fuel oil and other refined fuels, natural gas and electricity, the impact of the Partnership’s hedging and risk management activities, and the adverse impact of price increases on volumes sold as a result of customer conservation;

•	The ability of the Partnership to compete with other suppliers of propane, fuel oil and other energy sources;

•

The impact on the price and supply of propane, fuel oil and other refined fuels from the political, military or economic instability of the oil producing nations, global terrorism and other general economic conditions;

•	The ability of the Partnership to acquire sufficient volumes of, and the costs to the Partnership of acquiring, transporting and storing, propane, fuel oil and other refined fuels;

•	The ability of the Partnership to acquire and maintain reliable transportation for its propane, fuel oil and other refined fuels;

•	The ability of the Partnership to retain customers or acquire new customers;

•	The impact of customer conservation, energy efficiency and technology advances on the demand for propane, fuel oil and other refined fuels, natural gas and electricity;

•	The ability of management to continue to control expenses;

•

The impact of changes in applicable statutes and government regulations, or their interpretations, including those relating to the environment and climate change, derivative instruments and other regulatory developments on the Partnership’s business;

•	The impact of changes in tax laws that could adversely affect the tax treatment of the Partnership for income tax purposes;

•	The impact of legal proceedings on the Partnership’s business;

•	The impact of operating hazards that could adversely affect the Partnership’s operating results to the extent not covered by insurance;

•	The Partnership’s ability to make strategic acquisitions and successfully integrate them;

•	The impact of current conditions in the global capital and credit markets, and general economic pressures;

•	The operating, legal and regulatory risks the Partnership may face; and

•	Other risks referenced from time to time in filings with the SEC and those factors listed or incorporated by reference into this prospectus under “Risk Factors.”

Certain of these Forward-Looking Statements are discussed in more detail in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the fiscal year ended September 29, 2018. Reference is also made to the risk factors discussed in Item 1A of our Annual Report on Form 10-K for the fiscal year ended September 29, 2018. On different occasions, the Partnership or its representatives have made or may make Forward-Looking Statements in other filings with the SEC, press releases or oral statements made by or with the approval of one of the Partnership’s authorized executive officers. Readers are cautioned not to place undue reliance on Forward-Looking Statements, which reflect management’s view only as of the date made. The Partnership undertakes no obligation to update any Forward-Looking Statement or Cautionary Statement, except as required by law. All subsequent written and oral Forward-Looking Statements attributable to the Partnership or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements in our Annual Report on Form 10-K for the fiscal year ended September 29, 2018 and in future SEC reports.

A detailed discussion of the factors that could cause actual results to differ materially from our published expectations is contained under the heading “Risk Factors” in our filings with the SEC, including our Annual Report on Form 10-K for the fiscal year ended September 29, 2018 and our subsequently filed Quarterly Reports on Form 10-Q, and any other reports we file with the SEC in the future, which are incorporated by reference into this prospectus.

ACQUISITION PROGRAM AND PLAN OF DISTRIBUTION

The common units covered by this prospectus may be offered by us from time to time in connection with future acquisitions of other businesses, assets or securities. We are looking for acquisition opportunities with respect to the product lines in which we are engaged as well as in lines of business that diversify our revenue stream and in markets that strengthen our current presence therein, or which complement markets in which we are presently providing services. Acquisition targets have typically been within a $5,000,000 to $45,000,000 purchase price range, although we may complete acquisitions with either a lower or higher purchase price.

We expect to offer and sell the shares covered by this prospectus in connection with future acquisitions. The consideration for such acquisitions may include cash, including installment payments, earnout payments, common units, evidences of debt, other securities including securities that may be converted into common units, guarantees, assumptions of liabilities, or any two or more of the foregoing, as determined from time to time by negotiations between us and the owners or controlling persons of the businesses, assets or securities to be acquired. In addition, we may enter into employment contracts and non-competition agreements with former owners and key executive personnel of acquired businesses. At any given time we are typically engaged in preliminary discussions or negotiations with many candidates regarding possible future acquisitions.

In general, the terms of each future acquisition will be determined by negotiations between our representatives and the owners or controlling persons of the businesses, assets or securities to be acquired. The factors taken into account in determining the terms of an acquisition may include the established quality and reputation of the business to be acquired and its management, its revenues, earning power, cash flow, growth potential, the location of the business and assets to be acquired, its expertise in an attractive niche, and the geographical and service diversification we anticipate as a result of the acquisition. We anticipate that common units issued in any future acquisition will be valued at a price reasonably related to the market value of our common units reported on the New York Stock Exchange either at the time an agreement is reached regarding the terms of the acquisition, at the time we issue the common units, or during some other negotiated period, at or about the time or times of delivery of the common units. We do not expect to receive any cash proceeds, other than cash balances of acquired companies maintained in the ordinary course of business, in connection with any such issuances.

This prospectus may be supplemented to furnish the information necessary for a particular negotiated transaction, and the registration statement of which this prospectus is a part will be amended or supplemented, as required, to supply information concerning a particular acquisition.

We will pay all expenses of any offerings under this prospectus. We do not expect that underwriting discounts or commissions will be paid by us except that finder’s fees may be paid to persons from time to time in connection with specific acquisitions. Any person receiving any such fees may be deemed to be an “underwriter” within the meaning of the Securities Act.

DESCRIPTION OF COMMON UNITS

General

The common units represent 100% of our limited partner interests, which entitle our limited partners to participate in distributions and exercise the rights and privileges available to limited partners under our Partnership Agreement.

Number of Units

As of September 29, 2018, there were 61,405,409 common units outstanding. Our general partner owns 784 common units and has no other economic rights in either us or the Operating Partnership.

Under our Partnership Agreement, we may issue, without further action by holders of our common units, an unlimited number of additional limited partner interests and other equity securities with such rights, preferences and privileges as shall be established by our Board of Supervisors in its sole discretion, including securities that may have special voting rights to which holders of common units are not entitled.

Listing

The common units are listed on the New York Stock Exchange under the symbol “SPH.”

Voting

Each outstanding common unit is entitled to one vote. We hold a meeting of the holders of our common units every three years to elect the members of our Board of Supervisors and to vote on any other matters that are properly brought before the meeting. Special meetings of the limited partners may be called by our Board of Supervisors or by limited partners owning 20% or more of the outstanding common units of the class or classes for which a meeting is proposed.

Cash Distributions

Our Partnership Agreement requires us to distribute all of our “available cash” pro rata to the holders of our common units within 45 days following the end of each fiscal quarter. “Available cash” generally means, with respect to any fiscal quarter, all of our cash on hand at the end of that quarter plus borrowings for working capital purposes, less reserves necessary or appropriate, in the reasonable discretion of our Board of Supervisors, to provide for the proper conduct of our business, to comply with applicable law or agreements, or to provide funds for future distributions to partners.

Restrictions on Business Combinations with Certain Interested Holders of Our Common Units

Our Partnership Agreement defines an interested unitholder (“Interested Unitholder”) as any person, including its affiliates, and any person who is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest of an Interested Unitholder, any person who serves as trustee or in a similar fiduciary capacity of an Interested Unitholder or any relative or spouse, with the same residence as an Interested Unitholder (other than us, any of our subsidiaries, any employee benefit plan that we maintain or any subsidiary thereof or any trustee or fiduciary with respect to any such plan when acting in such capacity), that:

(a) is, or was at any time within the three-year period immediately prior to the date in question, the beneficial owner of 15% or more of the then outstanding units and who did not become the beneficial owner of such amount of units pursuant to a transaction that (x) was approved by the affirmative vote of a majority of our entire Board of Supervisors; or (y) resulted in such person becoming the official owner of at least 85% of the then outstanding units (excluding units owned by our officers and members of our Board of Supervisors); or

(b) is an assignee of, or has otherwise succeeded to, any units of which an Interested Unitholder was the beneficial owner at any time with the three-year period immediately prior to the date in question, if such assignment or succession occurred in the course of a transaction, or series of transactions, not involving a public offering within the meaning of the Securities Act.

Our Partnership Agreement includes a provision based on Section 203 of the Delaware General Corporation Law. This provision generally prohibits us from engaging in a business combination with any Interested Unitholder. A “business combination” is defined generally as a merger, asset or stock sale or other transaction resulting in a financial benefit to the Interested Unitholder. We may participate in such business combination with the approval of our Board of Supervisors and the affirmative vote of the holders of at least 66 2/3% of the outstanding common units (excluding partnership interests beneficially owned by an Interested Unitholder or any affiliate or associate of an Interested Unitholder). These provisions may have an anti-takeover effect with respect to transactions our Board of Supervisors does not approve in advance.

Transfer Restrictions

Common units are securities and are transferable according to the laws governing transfer of securities. Until a common unit has been transferred on our books, we will treat the record holder as the absolute owner for all purposes. Transfers of common units will not be recorded by the transfer agent or recognized by us until the transferee executes and delivers a transfer application. A purchaser or transferee of common units who does not execute and deliver a transfer application will not receive cash distributions, unless the common units are held in nominee or “street” name and the nominee or broker has executed and delivered a transfer application with respect to the common units, and may not receive federal income tax information and reports furnished to record holders of common units. Our Board of Supervisors has the discretion to withhold its consent to accepting any such purchaser or transferee of common units as a substitute limited partner. If the consent is withheld, the purchaser or transferee of the common units will be an assignee and will have an interest equivalent to that of a limited partner with respect to allocations and distributions, including liquidation distributions. In addition, our Board of Supervisors will vote such common units at the direction of the assignee who is the record holder of the common units.

No transfer of any partnership interest can be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the SEC, any state securities commission or any other governmental authorities with jurisdiction over such transfer, (ii) terminate the existence or qualification of our Partnership or the Operating Partnership under the laws of the jurisdiction of its formation, or (iii) cause our Partnership or the Operating Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed).

Our Board of Supervisors may impose restrictions on the transfer of any units if a subsequent written opinion of counsel (who may be our regular counsel or our general partner’s or any of its affiliates’ regular counsel) acceptable to our Board of Supervisors in its reasonable discretion determines that such restrictions are necessary to avoid a significant risk of our Partnership or the Operating Partnership becoming taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes. The restrictions may be imposed by making such amendments to our Partnership Agreement as our Board of Supervisors may determine to be necessary or appropriate to impose such restrictions without the consent of any partner; provided, however, that any amendment that our Board of Supervisors believes, in the exercise of its reasonable discretion, could result in the delisting or suspension of trading of any class of units on the New York Stock Exchange must be approved by the holders of a majority of the outstanding units of such class.

Transfer Agent and Registrar

Our transfer agent and registrar for the common units is Computershare. Its address is P.O. Box 505000, Louisville, KY 40233 (mail), 462 South 4th Street, Suite 1600, Louisville, KY 40202 (overnight delivery), www.computershare.com/investor or telephone 781-575-2724. The hearing impaired may contact Computershare at TDD 800-952-9245.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section is a summary of the material U.S. federal income tax considerations that may be relevant to prospective holders of our common units. The following portion of this section and the opinion of Proskauer Rose LLP, our tax counsel, that is set out herein are based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations thereunder and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Subsequent changes in such authorities may cause the tax consequences to vary substantially from the consequences described below.

No attempt has been made in the following discussion to comment on all U.S. federal income tax matters affecting us or the holders of our common units. Moreover, the discussion focuses on holders of our common units who are individuals and who are citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens, U.S. expatriates and former citizens or long-term residents of the United States or other holders of our common units subject to specialized tax treatment, such as banks, insurance companies and other financial institutions, tax-exempt institutions, non-U.S. persons (including, without limitation, controlled foreign corporations, passive foreign investment companies and non-U.S. persons eligible for the benefits of an applicable income tax treaty with the United States), individual retirement accounts, employee benefit and other tax-qualified retirement plans, REITs (real estate investment trusts) or RICs (regulated investment companies), dealers in securities or currencies, traders in securities, U.S. persons whose “functional currency” is not the U.S. dollar, persons holding their units as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction, persons who acquired their units by gift, and persons deemed to sell their units under the constructive sale provisions of the Code. Accordingly, each prospective holder of our common units should consult, and should depend on, its own tax advisor in analyzing the U.S. federal, state, local and non-U.S. tax and other tax consequences of the purchase, ownership or disposition of common units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Proskauer Rose LLP and are based on the accuracy of the representations made by us.

For reasons described below, Proskauer Rose LLP has not rendered an opinion with respect to the following specific U.S. federal income tax issues: (1) the treatment of a holder of our common units whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Treatment of Holders of Our Common Units — Treatment of Short Sales”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units — Allocations Between Transferors and Transferees”); and (3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “—Tax Treatment of Holders of Our Common Units — Section 754 Election”).

Partnership Status

An entity that is treated as a partnership for U.S. federal income tax purposes is not a taxable entity and generally incurs no U.S. federal income tax liability. Instead, each partner is required to take into account its share of the items of income, gain, loss and deduction of the partnership in computing its U.S. federal income tax liability, regardless of whether distributions are made. Distributions of cash by a partnership to a partner are generally not taxable unless the amount of cash distributed to a partner is in excess of the partner’s tax basis in its partnership interest.

Section 7704 of the Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income,” as described in clause (c) below. If we fail to meet this qualifying income exception in any taxable year, other than a failure that is determined by the

U.S. Internal Revenue Service (the “IRS”) to be inadvertent and which is cured within a reasonable time after discovery (in which case, the IRS may also require us to make adjustments with respect to our holders of our common units or pay other amounts), we will be treated as if we transferred all of our assets (subject to liabilities) to a newly formed corporation, on the first day of such taxable year in return for stock in that corporation, and as though we then distributed that stock to our partners in liquidation of their interests in us. This contribution and liquidation should generally be tax-free to our partners and to us, so long as we do not have liabilities at that time in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for U.S. federal income tax purposes.

No ruling has been or will be sought from the IRS, and the IRS has made no determination as to our status for U.S. federal income tax purposes. Instead, we rely on the opinion of Proskauer Rose LLP on such matters. It is the opinion of Proskauer Rose LLP that, based upon the Code, its regulations and published revenue rulings, the court decisions and certain assumptions and representations made by us, that, as of the date hereof, each of Suburban and the Operating Partnership will be classified as a partnership for U.S. federal income tax purposes, provided that:

(a) neither we nor the Operating Partnership has elected or will elect to be treated as a corporation;

(b) we and the Operating Partnership have been and will be operated in accordance with (i) all applicable partnership statutes and (ii) the Partnership Agreement or the Operating Partnership Agreement (whichever is applicable); and

(c) for each of our taxable years from and after our formation, more than 90% of our gross income has been and will be income of a character that Proskauer Rose LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Code.

Suburban believes that such assumptions have been true in the past and expects that such assumptions will be true in the future.

An opinion of counsel represents only that particular counsel’s best legal judgment, is based upon certain assumptions and representations made by us and does not bind the IRS or the courts. No assurance can be provided that the opinions and statements set forth herein would be sustained by a court if contested by the IRS. Any such contest with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade even if we prevail. In addition, our costs of any contest with the IRS will be borne indirectly by our holders of our common units and the General Partner because the costs will reduce our cash available for distribution.

If we or the Operating Partnership were treated as a corporation in any taxable year, either as a result of a failure to meet the qualifying income exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our holders of our common units, and our net income would be taxed at corporate rates. In addition, if we were treated as a corporation, any distribution we made to a holder of our common units would be treated as taxable dividend income to the extent of our current or accumulated earnings and profits, then, in the absence of earnings and profits, such distributions would be treated as a nontaxable return of capital, to the extent of the tax basis of the holder of common units in its common units, and would be treated as taxable capital gain after the tax basis of the holder of common units in the common units is reduced to zero. Accordingly, treatment of either us or the Operating Partnership as a corporation would result in a material reduction in the cash flow and after-tax return of a holder of our common units and thus would likely result in a substantial reduction of the value of the common units.

The discussion below is based on the opinion of Proskauer Rose LLP that each of Suburban and the Operating Partnership will be classified as a partnership for U.S. federal income tax purposes.

Tax Treatment of Holders of Our Common Units

Partner Status

Holders of our common units who have become our limited partners will be treated as our partners for U.S. federal income tax purposes. Also, holders of our common units whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of the rights attendant to the ownership of their common units will be treated as our partners for U.S. federal income tax purposes.

An owner of common units whose common units have been transferred to a short seller to complete a short sale would appear to lose its status as a partner with respect to such common units for U.S. federal income tax purposes and may recognize gain or loss on such transfer. Please read “— Treatment of Short Sales” below.

No part of our income, gain, deductions or losses is reportable by a holder of our common units who is not a partner for U.S. federal income tax purposes, and any distributions received by such a holder of our common units should therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their tax consequences of holding our common units.

In the following portion of this section titled “Tax Treatment of Holders of Our Common Units,” the word “unitholder” refers to a holder of our common units who is treated as one of our partners for U.S. federal income tax purposes.

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections” and “—Information Returns and Audit Procedures,” we will not pay any U.S. federal income tax. Instead, each unitholder will be required to report on its income tax return that unitholder’s share of our income, gains, losses and deductions without regard to whether we make cash distributions to that unitholder. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution. Each unitholder will be required to include in income that unitholder’s allocable share of our income, gains, losses and deductions for our taxable year ending with or within that unitholder’s taxable year.

Deduction for Qualified Business Income

Under legislation recently passed by Congress as part of the Tax Cuts and Jobs Act, a unitholder that is an individual, estate or trust generally may deduct 20% of its “qualified publicly traded partnership income,” which is the sum of (i) the net amount of the unitholder’s allocable share of our items of income, gain, deduction and loss that are effectively connected with our trade or business (which does not include investment income) and (ii) the unitholder’s gain from the sale or other disposition of its common units to the extent that such gain is attributable to certain Section 751 assets (as defined below). Unless the Code is amended, this deduction applies only to taxable years beginning before January 1, 2026. The scope of what constitutes a “qualified trade or business” for purposes of determining qualified business income is currently unclear in certain respects. For example, a trade or business dealing in commodities is generally not a qualified trade or business, and it is unclear whether certain midstream oil and gas transportation and storage businesses could be treated as engaging in a business of dealing in commodities.    If so, our unitholders could be precluded from claiming the benefit of the qualified business income deduction. We expect that future Treasury Regulations will clarify that our business qualifies for the deduction; however, we cannot predict the timing and exact formulation of these regulations. Each unitholder is encouraged to consult its own tax advisor in determining its eligibility to take such deduction with respect to income allocable to it from us.

Treatment of Distributions by Suburban

Our distributions to a unitholder generally will not be taxable to that unitholder for U.S. federal income tax purposes to the extent of the tax basis it has in its common units immediately before the distribution. Our distributions in excess of a unitholder’s tax basis generally will be treated as gain from the sale or exchange of the common units, taxable in accordance with the rules described under “Disposition of Common Units —Recognition of Gain or Loss” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the General Partner, bears the economic risk of loss (“nonrecourse liabilities”) will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, that unitholder must recapture any losses deducted in previous years. Please read “—Limitations on Deductibility of Suburban’s Losses” below.

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease such unitholder’s share of nonrecourse liabilities, if any, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder if such distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture or substantially appreciated “inventory items,” both as defined in Section 751 of the Code (collectively, “Section 751 assets”). In that event, the unitholder will be treated as having received as a distribution the portion of the Section 751 assets that used to be allocated to such partner and as having exchanged such portion of our assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income in an amount equal to the excess of (1) the non-pro rata portion of such distribution over (2) the unitholder’s tax basis for the share of such Section 751 assets deemed relinquished in the exchange.

Basis of Common Units

A unitholder’s initial tax basis in its common units will be the amount the unitholder paid for such common units increased by the unitholder’s share of our nonrecourse liabilities. That basis will be increased by the unitholder’s share of our income and by any increase in the unitholder’s share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by the unitholder’s share of our distributions, by the unitholder’s share of our losses, by any decrease in the unitholder’s share of our nonrecourse liabilities and by the unitholder’s share of our expenditures that are not deductible in computing our taxable income and are not required to be capitalized.

Limitations on Deductibility of Suburban’s Losses

The deduction by a unitholder of that unitholder’s share of our losses will be limited to the amount of that unitholder’s tax basis in the common units and, in the case of an individual unitholder, estate, trust or a corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations (a “closely-held corporation”)) to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that amount is less than the unitholder’s tax basis. A unitholder subject to these limitations must recapture losses deducted in previous years to the extent that our distributions cause the unitholder’s at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the unitholder’s at-risk amount is subsequently increased, provided such losses do not exceed such unitholder’s tax basis in its units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the unitholder’s tax basis in the unitholder’s common units, excluding any portion of that basis attributable to the unitholder’s share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money the unitholder borrows to acquire or hold the unitholder’s common units if the lender of such borrowed funds owns an interest in us, is related to such a person or can look only to common units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in the unitholder’s share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts, certain closely-held corporations and personal service corporations can deduct losses from passive activities, which include any trade or business activity in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. Moreover, the passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses generated by us will only be available to our partners who are subject to the passive loss rules to offset future passive income generated by us and, in particular, will not be available to offset income from other passive activities, investments or salary. Passive losses that are not deductible because they exceed a unitholder’s share of our income may be deducted in full when the unitholder disposes of the unitholder’s entire investment in us in a fully taxable transaction to an unrelated party, such as a sale by the unitholder of all of its units in the open market. The passive activity loss rules are applied after other applicable limitations on deductions such as the at-risk rules and the basis limitation.

An additional loss limitation may apply to certain unitholders for taxable years beginning before January 1, 2026. A non-corporate unitholder will not be allowed to take a deduction for certain excess business losses in such taxable years. An “excess business loss” is the excess (if any) of a taxpayer’s aggregate deductions for the taxable year that are attributable to the trades or businesses of such taxpayer (determined without regard to the excess business loss limitation) over the aggregate gross income or gain of such taxpayer for the taxable year that is attributable to such trades or businesses plus a threshold amount. The threshold amount is equal to $250,000 for single taxpayers, or $500,000 for taxpayers filing a joint return. Any losses disallowed in a taxable year due to the excess business loss limitation may be used by the applicable unitholder in the following taxable year if certain conditions are met. Unitholders to which this excess business loss limitation applies will take their allocable share of our items of income, gain, loss and deduction into account in determining this limitation. This excess business loss limitation will be applied to a non-corporate unitholder after the passive loss limitations and may limit such unitholder’s ability to utilize any losses we generate that are allocable to such unitholder and that are not otherwise limited by the basis, at-risk and passive loss limitations described above.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of such taxpayer’s “net investment income.” Investment interest expense includes (i) interest on indebtedness properly allocable to property held for investment, (ii) our interest expense attributed to portfolio income, and (iii) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income. The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit.

Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the distribution of property held for investment or qualified dividend income. The IRS has indicated that any net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders for purposes of the investment interest deduction limitation. In addition, a unitholder’s share of our portfolio income will be treated as investment income.

In addition, our ability to deduct interest paid or accrued on indebtedness properly allocable to a trade or business (“business interest”) may be limited in certain circumstances. Should our ability to deduct business interest be limited, the amount of taxable income allocated to our unitholders in the taxable year in which the limitation is in effect may increase. However, in certain circumstances, a unitholder may be able to utilize a portion of a business interest deduction subject to this limitation in future taxable years. Prospective unitholders should consult their own tax advisors regarding the impact of this business interest deduction limitation on an investment in our common units.

Entity-Level Collections

If we are required or elect under applicable law to pay any U.S. federal, state or local income tax on behalf of any partner, we are authorized to pay those taxes from our funds. Such payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to current unitholders.

We also have the discretion, in certain circumstances, to amend our Partnership Agreement as appropriate to preserve or achieve uniformity of the intrinsic tax characteristics of our common units. Any payment that we make as described above could give rise to an overpayment of tax on behalf of an individual unitholder, in which event the unitholder could be required to file a tax return or a claim for refund in order to obtain a credit or refund of that tax.

Allocation of Partnership Income, Gain, Loss and Deduction

For U.S. federal income tax purposes, a unitholder’s allocable share of our items of income, gain, loss, deduction or credit will be governed by the Partnership Agreement if such allocations have “substantial economic effect” or are determined to be in accordance with a unitholder’s partnership interest. Our items of income, gain, loss and deduction generally are allocated among the General Partner and the unitholders in accordance with their respective percentage interests in us, subject to Section 704(c) of Code. We believe that for U.S. federal income tax purposes, subject to the issues described below in “—Section 754 Election” and “—Disposition of Common Units — Allocations Between Transferors and Transferees,” such allocations will have substantial economic effect or be in accordance with your partnership interest. If the IRS successfully challenges the allocations made pursuant to the Partnership Agreement, the resulting allocations for U.S. federal income tax purposes might be less favorable than the allocations set forth in the Partnership Agreement.

Certain items of our income, gain, loss or deduction will be allocated as required or permitted by Section 704(c) of the Internal Revenue Code to account for any difference between the tax basis and fair market value of property heretofore contributed to us. Allocations may also be made to account for the difference between the fair market value of our assets and their tax basis at the time of any offering made pursuant to this prospectus.

In addition, certain items of recapture income which we recognize on the sale of any of our assets will be allocated to the extent provided in regulations which generally require such depreciation recapture to be allocated to the partner who (or whose predecessor in interest) was allocated the deduction giving rise to the treatment of such gain as recapture income.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Proskauer Rose LLP has not rendered an opinion regarding the tax treatment of a unitholder whose units are loaned to a short seller to cover a short sale of units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. Please also read “—Disposition of Common Units — Recognition of Gain or Loss.”

Alternative Minimum Tax

Each unitholder that is an individual will be required to take into account his share of our items of income, gain, loss or deduction for purposes of the alternative minimum tax. The minimum tax rate for married individuals filing jointly for the 2018 taxable year is 26% on the first $191,500 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult their own tax advisors as to the impact of an investment in common units on their liability for the alternative minimum tax.

Tax Rates

For taxable years beginning after December 31, 2017 and before January 1, 2026, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 37%. The current highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than 12 months) of individuals is 20%. For taxable years beginning on or after January 1, 2026, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 39.6%. These rates are subject to change by new legislation at any time.

In addition, a 3.8% Medicare tax is imposed on certain net investment income earned by individuals, estates and trusts. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

We have made the election permitted by Section 754 of the Code, which permits us to adjust the tax basis of our assets as to each purchaser of our common units pursuant to Section 743(b) of the Code to reflect the purchaser’s purchase price. The Section 743(b) adjustment is intended to provide a purchaser with the equivalent of an adjusted tax basis in the purchaser’s share of our assets equal to the value of such share that is indicated by the amount that the purchaser paid for the common units.

A Section 754 election is advantageous if the transferee’s tax basis in the transferee’s common units is higher than such common units’ share of the aggregate tax basis of our assets immediately prior to the transfer because the transferee would have, as a result of the election, a higher tax basis in the transferee’s share of our assets. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in the transferee’s common units is lower than such common units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the common units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. The Section 754 election is irrevocable without the consent of the IRS.

Under the Partnership Agreement, we are authorized (but not required) to take an alternate tax position in order to preserve the uniformity of common units even if that position is not consistent with the Treasury Regulations or if the position would result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “—Uniformity of Common Units.” Proskauer Rose LLP is unable to opine as to the validity of any such alternate tax positions because there is no direct or indirect controlling authority addressing the validity of these positions.

The calculations involved in the Section 754 election are complex and are made by us on the basis of certain assumptions as to the value of our assets and other matters. There is no assurance that the determinations made by us will prevail if challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether.

Tax Treatment of Operations

Accounting Method and Taxable Year

We use the year ending December 31 as our taxable year and the accrual method of accounting for U.S. federal income tax purposes. Each unitholder will be required to include in income its share of our income, gain, loss and deduction for our taxable year ending within or with such unitholder’s taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its common units following the close of our taxable year but before the close of such unitholder’s taxable year must include its share of our income, gain, loss and deduction in income for its taxable year, with the result that such unitholder will be required to include in income for its taxable year its share of more than 12 months of our income, gain, loss and deduction. Please read “—Disposition of Common Units—Allocations between Transferors and Transferees.”

Initial Tax Basis, Depreciation, Amortization and Certain Nondeductible Items

We use the adjusted tax basis of our various assets for purposes of computing depreciation and cost recovery deductions and gain or loss on any disposition of such assets. If we dispose of depreciable property, all or a portion of any gain may be subject to the recapture rules and taxed as ordinary income rather than capital gain.

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Code.

The costs incurred in promoting the issuance of common units (i.e., syndication expenses) must be capitalized and cannot be deducted by us currently, ratably or upon our termination. Uncertainties exist regarding the classification of costs as organization expenses, which may be amortized, and as syndication expenses, which may not be amortized, but underwriters’ discounts and commissions are treated as syndication costs.

Valuation of Suburban’s Property and Basis of Properties

The U.S. federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the fair market values and our determinations of the adjusted tax basis of our assets. Although we may from time to time consult with professional appraisers with respect to valuation matters, we will make many of the fair market value estimates ourselves. These estimates and determinations are subject to challenge and will not be binding on the IRS or the courts. If such estimates or determinations of basis are subsequently found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by holders of our common units might change, and holders of our common units might be required to adjust their tax liability for prior years.

Disposition of Common Units

Recognition of Gain or Loss

A unitholder will recognize gain or loss on a sale of common units equal to the difference between the amount realized and the unitholder’s tax basis in the common units sold. A unitholder’s amount realized is measured by the sum of the cash and the fair market value of other property received plus the unitholder’s share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from such sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Gain or loss recognized by a unitholder, other than a “dealer” in common units, on the sale or exchange of a common unit will generally be a capital gain or loss. Capital gain recognized on the sale of common units held for more than one year will generally be taxed at a maximum rate of 20%. A portion of this gain or loss (which could be substantial), however, will be separately computed and will be classified as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture or other unrealized receivables or to inventory items owned by us. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of the common units and will be recognized even if there is a net taxable loss realized on the sale of the common units. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of common units. Net capital loss may offset no more than $3,000 ($1,500 in the case of a married individual filing a separate return) of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of such interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult that unitholder’s own tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; and

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract, or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations between Transferors and Transferees

In general, we will prorate our annual taxable income and losses on a monthly basis and such income as so prorated will be subsequently apportioned among the holders of our common units in proportion to the number of common units owned by each of them as of the opening of the principal national securities exchange on which the common units are then traded on the first business day of the month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the holders of our common units as of the opening of the principal national securities exchange on the first business day of the month in which such gain or loss is recognized for U.S. federal income tax purposes. As a result, a unitholder transferring common units in the open market may be allocated income, gain, loss and deduction accrued after the date of transfer.

Treasury Regulations provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee holders of its common units, although such tax items must be prorated on a daily basis. However, these regulations do not specifically authorize all aspects of the proration method we have adopted. Accordingly, Proskauer Rose LLP is unable to opine on the validity of all aspects of this method of allocating income and deductions between transferor and transferee holders of our common units. If the IRS were to successfully challenge our proration method, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. We are authorized to revise our method of allocation between transferor and transferee holders of our common units, as well as holders of our common units whose interests vary during a taxable year, to conform to these Treasury Regulations.

Notification Requirements

A unitholder who sells or exchanges common units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange and in any event by no later than January 15 of the year following the calendar year in which the sale or exchange occurred. We are required to notify the IRS of that transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferor and a transferee of a common unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that set forth the amount of the consideration paid or received for the common unit. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties. Because we have made an election under Section 754 of the Code, a purchaser of an interest in us, or his broker, is required to notify us of the transfer of such interest and we are required to include a statement with our partnership return for the taxable year in which we receive notice of the transfer, setting forth the name and taxpayer identification number of the transferee, the computation of any Section 743(b) basis adjustment and the allocation of such adjustment among the properties.

Uniformity of Common Units

Because we cannot match transferors and transferees of our common units, we must maintain uniformity of the economic and tax characteristics of our common units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of U.S. federal income tax requirements, both statutory and regulatory. For example, a lack of uniformity could result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of our common units.

Our Partnership Agreement permits us to take positions in filing our tax returns that preserve the uniformity of our common units even under circumstances like those described above. These positions may include reducing for some unitholders the depreciation, amortization or loss deductions to which they would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled. Proskauer Rose LLP is unable to opine as to validity of such filing positions. A unitholder’s basis in its common units is reduced by its share of our deductions (whether or not such deductions were claimed on such unitholder’s individual income tax return) so that any position that we take that understates deductions will overstate such unitholder’s basis in its common units and may cause such unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Common Units —Recognition of Gain or Loss” and “—Tax Consequences of Common Unit Ownership — Section 754 Election.” The IRS may challenge one or more of any positions we take to preserve the uniformity of our common units. If such a challenge were sustained, the uniformity of our common units might be affected, and, under some circumstances, the gain from the sale of our common units might be increased without the benefit of additional deductions.

Tax-Exempt Organizations and Certain Other Investors

Ownership of common units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations and other foreign persons raises issues unique to such persons and, as described below, may have substantially adverse tax consequences. Employee benefit plans and most other organizations exempt from U.S. federal income tax, including individual retirement accounts and other retirement plans, are subject to U.S. federal income tax on unrelated business taxable income. Much of the taxable income derived by such an organization from the ownership of a common unit will be unrelated business taxable income and thus will be taxable to such a unitholder.

Nonresident aliens and foreign corporations, trusts or estates which hold common units will be considered to be engaged in business in the United States on account of ownership of common units. As a consequence they will be required to file U.S. federal income tax returns in respect of their share of our income, gain, loss or deduction and pay U.S. federal income tax at regular rates on any net income or gain. Generally, a partnership is required to pay a withholding tax on the portion of the partnership’s income which is effectively connected with the conduct of a United States trade or business and which is allocable to its non-U.S. partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly traded partnerships, distributions to non-U.S. unitholders are subject to withholding at the highest marginal effective tax rate. Each non-U.S. unitholder must obtain a taxpayer identification number from the IRS and submit that number to the applicable withholding agent on the appropriate Form W-8 in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.

Because a foreign corporation that owns common units will be treated as engaged in a United States trade or business, such a corporation will also be subject to United States branch profits tax at a rate of 30% (or any applicable lower treaty rate) of the portion of any reduction in the foreign corporation’s “U.S. net equity,” which is the result of our activities. In addition, such a unitholder is subject to special information reporting requirements under Section 6038C of the Code.

A non-U.S. unitholder who sells or otherwise disposes of our common units will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the non-U.S. unitholder. The Code also imposes a 10% withholding tax on the amount realized on the disposition of a partnership interest by a non-U.S. partner if any gain on the transfer of such interest would be treated as giving rise to effectively connected income. Such withholding tax obligation is currently suspended in the case of a disposition of certain publicly traded partnership interests until further guidance is provided.

Moreover, under the Foreign Investment in Real Property Tax Act, a foreign unitholder (other than certain “qualified foreign pension funds” (or an entity all of the interests of which are held by such a qualified foreign pension fund), which generally are entities or arrangements that are established and regulated by non-U.S. law to provide retirement or other pension benefits to employees, do not have a single participant or beneficiary that is entitled to more than 5% of the assets or income of the entity or arrangement and are subject to certain preferential tax treatment under the laws of the applicable country) generally is subject to U.S. federal income tax on gain realized on the sale or disposition of a common unit if (i) such unitholder owned (directly or constructively applying certain ownership attribution rules) more than 5% of our common units at any time during the five-year period ending on the date of the sale or disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the five-year period ending on the date of such sale or disposition.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each calendar year, certain tax information, including a Schedule K-1 that sets forth such unitholder’s share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will generally not be reviewed by counsel, we will use various accounting and reporting conventions. We cannot assure prospective holders of our common units that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible. Any such challenge by the IRS could negatively affect the value of the common units.

The IRS may audit our U.S. federal income tax information returns. Adjustments resulting from any such audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of the unitholder’s own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

A unitholder must file a statement with the IRS identifying the treatment of any item on his U.S. federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties. Partnerships generally are treated as separate entities for purposes of U.S. federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction is determined in a partnership proceeding rather than in separate proceedings with the partners. For taxable years beginning after December 31, 2017, if the IRS makes audit adjustments to our income tax returns, it may assess and collect any taxes (including any applicable penalties and interest) resulting from such audit adjustment directly from us. Similarly, for such taxable years, if the IRS makes audit adjustments to income tax returns filed by an entity in which we are a member or partner, the IRS may assess and collect any taxes (including penalties and interest) resulting from such audit adjustment directly from such entity. Generally, we expect to elect to have the General Partner and unitholders take any such audit adjustment into account in accordance with their interests in us during the taxable year under audit, but there can be no assurance that such election will be effective in all circumstances. With respect to audit adjustments as to an entity in which we are a member or partner, we may not be able to have the General Partner and unitholders take such audit adjustment into account. If we are unable to have the General Partner and unitholders take such audit adjustment into account in accordance with their interests in us during the taxable year under audit, our current unitholders may bear some or all of the tax liability resulting from such audit adjustment, even if such unitholders did not own common units during the taxable year under audit. If, as a result of any such audit adjustment, we are required to make payments of taxes, penalties or interest, our cash available for distribution to our unitholders might be substantially reduced.

Additionally, for taxable years beginning after December 31, 2017, we are required to designate a partner, or other person, with a substantial presence in the United States as our partnership representative (the “Partnership Representative”). The Partnership Representative will have the sole authority to act on our behalf for purposes of, among other things, U.S. federal income tax audits and judicial review of administrative adjustments by the IRS. If we do not make such a designation, the IRS can select any person as the Partnership Representative. We have designated the General Partner as the Partnership Representative. Further, any actions taken by us or by the Partnership Representative on our behalf with respect to, among other things, U.S. federal income tax audits and judicial review of administrative adjustments by the IRS, will be binding on us and on all of the unitholders.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us the following information: (a) the name, address and taxpayer identification number of the beneficial owner and the nominee; (b) whether the beneficial owner is (i) a person that is not a United States person, (ii) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (iii) a tax-exempt entity; (c) the amount and description of common units held, acquired or transferred for the beneficial owner; and (d) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and certain information on common units that they acquire, hold or transfer for their own account. With respect to filings due in the 2019 calendar year, a penalty of $270 per failure, up to a maximum of $3,275,500 per calendar year, is imposed by the Code for failure to report such information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.

A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return (i) with respect to which there is, or was, “substantial authority” or (ii) as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return.

More stringent rules, which increase penalties and extend the statutes of limitations, apply to “tax shelters,” a term that in this context does not appear to include us, “listed transactions,” and “reportable transactions with a significant tax avoidance purpose.” We do not anticipate participating in “listed transactions” or “reportable transactions with a significant tax avoidance purpose.” However, if any item of our income, gain, loss or deduction included as a share of our income by a unitholder might result in such an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for holders of our common units to make adequate disclosure on their returns to avoid liability for this penalty.

A substantial valuation misstatement exists if (a) the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of such valuation or adjusted basis, (b) the price for any property or services (or for the use of property) claimed on tax return with respect to any transaction between persons described in Section 482 of the Code is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price or (c) the net Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%. While we do not anticipate making any substantial valuation misstatements, investors should consult their own tax advisors concerning any possible accuracy-related penalties with respect to their investment and should be aware that we and our material advisors intend to comply with the disclosure requirements.

In addition, the 20% accuracy-related penalty also applies to any portion of underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions. We do not anticipate undertaking any transactions that lack economic substance.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly our holders of our common units) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of six successive taxable years (beginning with the taxable year in which the transaction is entered into). Our participation in a reportable transaction could increase the likelihood that our U.S. federal income tax information return (and possibly the tax returns of our holders of our common units) would be audited by the IRS. Please read “— Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, a unitholder may be subject to the following additional consequences:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Accuracy-Related Penalties”;

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, non-deductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

Recent Legislative Developments

The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by legislative, judicial or administrative changes and differing interpretations thereof at any time. For example, from time to time, members of Congress and the President propose and consider substantive changes to the existing federal income tax laws that affect the tax treatment of publicly traded partnerships and our unitholders.

U.S. federal income tax legislation commonly referred to as the “Tax Cuts and Jobs Act,” enacted December 22, 2017, made significant changes to the Code including, among other things significant changes to the taxation of our operations and an investment in our common units, including a partial limitation on the deductibility of certain business interest expenses, a deduction for our unitholders relating to certain income from partnerships, immediate deductions for certain new investments instead of deductions for depreciation over time and the modification or repeal of many business deductions and credits. Additional guidance from the IRS implementing such changes is expected in the future. While we are continuing to examine the impact of the Tax Cuts and Jobs Act, its overall impact on us and its effect on the value of an investment in our common units is uncertain. Prospective unitholders are urged to consult their own tax advisors regarding the impact of the Tax Cuts and Jobs Act, and the Treasury Regulations and other IRS guidance implementing the Tax Cuts and Jobs Act, on an investment in our common units.

It is possible that these legislative efforts could result in changes to the existing U.S. federal income tax laws that affect publicly traded partnerships. We are unable to predict whether any of these changes, or other proposals, will ultimately be enacted. Any such changes could negatively impact the value of an investment in our common units.

State, Local and Other Tax Considerations

In addition to U.S. federal income taxes, a unitholder will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which such unitholder resides or in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on such unitholder’s investment in us. We currently conduct business in 43 states and the District of Columbia. Several of these states impose a personal income tax on individuals; certain of these states also impose an income tax on corporations and other entities. We may also own property or do business in other jurisdictions in the future. A unitholder may be required to file state income tax returns and to pay state income taxes in some or all of the states in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In certain states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require that we, or we may elect to, withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Our withholding of an amount, which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve the non-resident unitholder from the obligation to file an income tax return. Any amount that is withheld will be treated as distributed to holders of our common units. See “— Tax Treatment of Holders of Our Common Units – Entity-Level Collections” above.

It is the responsibility of each unitholder to investigate the legal and tax consequences of such unitholder’s investment in us under the laws of pertinent states and localities. Accordingly, each prospective unitholder should consult, and must depend upon, its own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as U.S. federal, tax returns that may be required of such unitholder. Proskauer Rose LLP has not rendered an opinion on the state or local tax consequences of an investment in us.

LEGAL MATTERS

The validity of the common units offered hereby will be passed upon for us by Proskauer Rose LLP in New York, New York.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended September 29, 2018 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and print all or any portion of this information on the SEC’s EDGAR database at www.sec.gov.

You may also access our filings with the SEC on our website, http://www.suburbanpropane.com. This reference to our website is intended to be an inactive textual reference only. Our website and the information contained therein or connected thereto are not incorporated by reference into this prospectus.

Our common units are listed on the New York Stock Exchange, and reports, proxy statements and other information can be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

We have filed a registration statement, of which this prospectus is a part, and related exhibits with the SEC under the Securities Act. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common units, we refer you to the registration statement and its exhibits and schedules.

Statements in this prospectus about the contents of any contract, agreement or other documents are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus from the date that we file that document, except for any information that is superseded by subsequent incorporated documents or by information that is contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC and that are not delivered with this prospectus. These documents contain important information about us and our financial condition.

•	the Annual Report on Form 10-K for the fiscal year ended September 29, 2018, as filed on November 21, 2018; and

•

the description of the Registrant’s common units contained in its Current Report on Form 8-K filed with the SEC on October 19, 2006, together with any amendment or report filed with the SEC for the purpose of updating this description.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information in those documents that is deemed by the rules of the SEC to be furnished and not filed) between the date of this prospectus and the termination of the offering of securities under this prospectus shall also be deemed to be incorporated herein by reference. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents or this prospectus. Please direct your requests to: Suburban Propane Partners, L.P., P.O. Box 206, Whippany, New Jersey 07981-0206, Telephone No.: (973) 503-9252, Attention: Investor Relations.

We have not authorized any dealer, salesperson or other person to give any information or represent anything to you other than the information contained in this prospectus. You may not rely on unauthorized information or representations.

This prospectus does not offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities.

The information in this prospectus is current only as of the date on its cover, and may change after that date. For any time after the cover date of this prospectus, we do not represent that our affairs are the same as described or that the information in this prospectus is correct, nor do we imply those things by delivering this prospectus or selling securities to you.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Section 17-108 of the Delaware Revised Uniform Limited Partnership Act provides that subject to such standards and restrictions, if any, as are set forth in its partnership agreement, a limited partnership may, and shall have the power to, indemnify and hold harmless any partner or other person from and against any and all claims and demands whatsoever.

The Third Amended and Restated Agreement of Limited Partnership of the Registrant (as amended) provides that the Registrant will indemnify (i) the members of the Registrant’s board of supervisors (the “Board”) or the members of the board of supervisors of Suburban Propane, L.P. (the “Operating Partnership”) or any subsidiary of either the Registrant or the Operating Partnership, (ii) Suburban Energy Services Group LLC and its successors as general partner of the Registrant (the “General Partner”), any former General Partner (the “Departing Partner”), and any person who is or was an affiliate of the General Partner or any Departing Partner, (iii) any person who is or was a member, partner, director, officer, employee, agent or trustee of the Registrant, the Operating Partnership, any subsidiary of either the Registrant or the Operating Partnership, the General Partner or any Departing Partner or any affiliate of any of the forgoing entities, and (iv) any person who is or was serving at the request of the Board, the General Partner or any Departing Partner or any affiliate of the General Partner or any Departing Partner as a member, partner, director, officer, employee, partner, agent, fiduciary or trustee of another person, in each case acting in such capacity ((i) through (iv) collectively, “Indemnitees”); provided that a person will not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services. To the fullest extent permitted by law, all Indemnitees will be indemnified and held harmless by the Registrant from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including legal fees, expenses and other disbursements), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided that in each case the Indemnitee acted in good faith and in a manner that such Indemnitee reasonably believed to be in, or not opposed to, the best interest of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. Any indemnification under these provisions will be only out of the assets of the Registrant, and the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Registrant to enable it to effectuate such indemnification. To the fullest extent permitted by law, expenses (including legal fees, expenses and other disbursements) incurred by an Indemnitee who is indemnified pursuant to the foregoing in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Registrant prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Registrant of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined by a final, non-appealable order of a court of competent jurisdiction that the Indemnitee is not entitled to be indemnified in accordance with the foregoing. The Registrant may purchase and maintain (or reimburse the members of the Board, the General Partner or its affiliates for the cost of) insurance against any liability that may be asserted against or expense that may be incurred by such persons in connection with the Registrant’s activities, regardless of whether the Registrant would have the power to indemnify such person against such liability under the provisions described above.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, any partner or certain other persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 21.	Exhibits and Financial Statement Schedules.

(a) See Exhibit Index attached hereto and incorporated herein by reference.

(b) Schedules for which provision is made in the applicable accounting regulations of the SEC are either not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements incorporated by reference and therefore has been omitted.

Item 22.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(d) The undersigned registrant hereby undertakes as follows:

(1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form; and

(2) That every prospectus: (i) that is filed pursuant to paragraph (d)(1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

EXHIBIT INDEX

Exhibit No.	Description

3.1	Third Amended and Restated Agreement of Limited Partnership of the Registrant dated as of October 19, 2006 (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed October 19, 2006), as amended as of July 31, 2007 (such amendment incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed August 2, 2007), and as further amended as of January 24, 2018 (such amendment incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed January 24, 2018)

*5.1	Opinion of Proskauer Rose LLP

*8.1	Opinion of Proskauer Rose LLP, as to tax matters

*23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

*23.2	Consent of Proskauer Rose LLP (included in Exhibit 5.1)

*23.3	Consent of Proskauer Rose LLP (included in Exhibit 8.1)

*24.1	Power of Attorney (included on the signature page of this registration statement)

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Whippany, New Jersey, on the 12th day of December, 2018.

SUBURBAN PROPANE PARTNERS, L.P.

By:	/s/ Michael A. Stivala
Michael A. Stivala President and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned supervisors and officers, do hereby constitute and appoint Michael A. Stivala, Michael A. Kuglin and Paul E. Abel, and each of them severally, our true and lawful attorneys-in-fact and agents with full power of substitution and re-substitution for us and in our name, place, and stead, to do any and all acts and things in our name and on our behalf in our capacities as supervisors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys-in-fact and agents may deem necessary or advisable to enable Suburban Propane Partners, L.P. to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this registration statement on Form S-4, including specifically, but without limitation, power and authority to sign for us or any of us, in our names in the capacities indicated below, any and all amendments (including pre- and post-effective amendments) hereto and any related registration statement and amendments thereto and to file the same, with all exhibits thereto, and other documents in connection therewith; and we do each hereby ratify and confirm all that said attorneys-in-fact and agents shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Michael A. Stivala Michael A. Stivala	President, Chief Executive Officer and Supervisor	December 12, 2018

/s/ Harold R. Logan, Jr. Harold R. Logan, Jr.	Chairman and Supervisor	December 12, 2018

/s/ Lawrence C. Caldwell Lawrence C. Caldwell	Supervisor	December 12, 2018

/s/ Matthew J. Chanin Matthew J. Chanin	Supervisor	December 12, 2018

/s/ Terence J. Connors Terence J. Connors	Supervisor	December 12, 2018

/s/ William M. Landuyt William M. Landuyt	Supervisor	December 12, 2018

/s/ John Hoyt Stookey John Hoyt Stookey	Supervisor	December 12, 2018

/s/ Jane Swift Jane Swift	Supervisor	December 12, 2018

/s/ Michael A. Kuglin Michael A. Kuglin	Chief Financial Officer & Chief Accounting Officer	December 12, 2018

/s/ Daniel S. Bloomstein Daniel S. Bloomstein	Vice President and Controller	December 12, 2018